UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
APR 5 2005
1086

April 4, 2005

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/4/2005

Re: General Motors Corporation
Incoming letter dated March 23, 2005

Dear Mr. Morse:

This is in response to your letter dated March 23, 2005, which we received on March 29, 2005, concerning the shareholder proposal submitted to GM by Robert D. Morse. On March 28, 2005, we issued our response expressing our informal view that GM could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

05050299

Sincerely,

Martin P. Dunn
Deputy Director

cc: Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711

RECEIVED
2005 MAR 29 PM 12: 08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 23, 2005

Securities & Exchange Commission
Office of The Chief Counsel
450 Fifth St. NW
Washington, DC 20549

Re: General Motor's request for deletion.

Ladies and Gentlemen:

The argument that "by printing my proposal" a company would be presenting "false and misleading information" to the shareowners is itself faulty. No company, to my knowledge, has ever advised in the proxy materials, that "plurality" voting exists in the "vote for Directors", nor explain that they do or not "opt out", and that [as plainly admitted] all Company nominees for a Director position will win approval no matter how shareowners vote, if any nominee only receives one vote, that person will be elected.

"Plurality" voting "Rules" were adopted for the sole purpose of eliminating any opposition and are not applied as to any other proposals, therefore shareowners are denied "The Right of Dissent", as before noted as being unconstitutional. The claim of "being violated" does not offer any explanation of what penalty, if any, exists, should a Company decide to "do the right thing", and return "Against" to its proper position on the proxy voting card.

I submit that my Proposal is proper and presents information to shareowners as a public service, since it has not been offered by any company.

This information should be applied to any other company's argument for deletion.

6 copies for S.E.C.
1 copy for General Motors
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse
Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation.

THOUGHT PROCESS

Why do people resent a critic ?
Perhaps because their mind is in a thicket.
Thomas Edison was my favorite one,
Since he produced a light bulb and won
The right to be a person of self-acclaim,
As poor lighting at night was to blame.

"DON'T LOOK AT----"

If you are a feminine,
And are comfortable with men,
I can predict a future for you.
Here is what you might do:
Just select the one you like best,
And I will take care of the rest..
Say: "Don't look at just my face,
My assets are in another place !"

ABOUT FACE

I finally have done an "about face",
In writing about the human race.
Most everyone has an ordinary face,
And a certain look may take place.
I've learned not to look just for beauty,
But alerting you is now my duty.
Observe the look that comes from a face,
And that's how beauty can be in any face.

Robert Dennis Morse
12-24-04 9:00PM 5min.

ADVERSITY

Should you ever encounter adversity,
Perhaps you may cope with it, just as me.
When things go wrong, I look for paper and pen,
Then begin to write, no matter where or when.
As it happens, when a rhyme comes to me,
The burden is overwhelmed when I add verseity.

Robert Dennis Morse

- These rhymes are for stress relief.
- Not part of the presentation.

ODE TO NORMAN PALLOTTO

RIGHT/WRONG WAY—DUMB WAY

"There's more than one way to skin a cat",
About "ways", I have three to do that.
Doing it right is relatively easy,
Doing it wrong is somewhat sleazy.
While doing the dumb way can be ducky,
If the end result is just plain lucky.

ODE TO DAVID DAVIS

Should you incur need of legal service,
Select a lawyer that suits your purpose.
A consultation is helpful, you can see,
To outline your cause, the way it might be.
The quality of your claim may spur him to act,
Not just "horsing around", and that's a fact !

ODE TO JIM SERVEDIO

Why have I not written a rhyme for Jim ?
Well, friend, his chances were mighty slim.
He is not boisterous, as the others,
Who make snide remarks, and sometimes bothers
Another player, who wants to think,
But they'll sound off, quick as a blink

ODE TO JOHN COSTELLO

MIND YOUR MATH

Officials announced we have a big deficit.
And that is all we will hear of it.
When politicians strive for your vote,
Now is high time to awake and note:
They are the one's who got us in a pickle,
And want continued chance to be fickle.
Why not just vote for mathematicians ?,
They can juggle debt like magicians.
Give them a try at reducing national debt;
Failing that, trick us with plus figures, I'll bet.

Robert Dennis Morse